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www.egsllp.com

VIA EDGAR

June 30, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn:	Barbara C. Jacobs, Assistant Director,

Office of Information Technologies and Services

RE:	Fig Publishing, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed March 10, 2016

File No. 024-10507

Dear Ms. Jacobs:

On behalf of Fig Publishing, Inc. (the “Company”), we hereby respond to the letter dated March 31, 2016, from you to Mr. Justin Bailey, Chief Executive Officer of the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of Amendment No. 1 (the “First Amended Submission”) to the Company’s Offering Statement on Form 1-A filed December 21, 2015. Amendment No. 2 to the Company’s Offering Statement (the “Second Amended Submission”) is being filed publicly with the Commission contemporaneously with the submission of this letter. For your convenience, we have recited the Staff’s comments in italicized and bold type, below, and have followed each comment with the Company’s response.

General

1.	We note your response to prior comment 1, and your corresponding revisions to the offering circular, however, we note that on page 43, you continue to suggest that investors are investing directly in video games, rather than a revenue stream, when you state that “[yo]ur securities are designed to give investors a mechanism for investing separately in each game [you] license.” Please revise or advise.

Response to Comment #1:

In light of this comment and other Staff comments, the Company has substantially revised the terms of the securities being offered and its planned use of proceeds from the offering. As a result, the Company has amended its disclosure throughout the Second Amended Submission, including to remove the language quoted in this comment, and to remove generally the concept that the Company’s securities are a mechanism for investing separately in each game the Company licenses.

Barbara C. Jacobs, Assistant Director
U.S. Securities and Exchange Commission
RE: Fig Publishing, Inc.
June 30, 2016

Page 2 of 11

2.	We note your response to prior comment 2. However, we continue to believe that, among other factors, the success of the development efforts and efficient uses of the net proceeds of this offering rests primarily with Double Fine Productions. In your initial filing, you stated that “[n]one of the proceeds will remain with the Company”, and in this amendment state that you are only receiving a “nominal service fee” in relation to Grasslands. Further, the material information pertaining to this offering, such as budgeting decisions, cash flow and liquidity considerations, game- and company-specific technical challenges, developer experience, are key considerations that investors will require in making an investment decision, yet such information relates to and rests with Double Fine Productions. Accordingly, it appears that Double Fine Productions, the game developer, may be offering and selling securities to investors in the form of an investment contract. Please advise.

Response to Comment #2:

In light of this comment and other Staff comments, the Company has substantially revised the terms of the securities being offered and its planned use of proceeds from the offering. As a result, the Company has amended its disclosure throughout the Second Amended Submission, including to clarify that the securities being offered are investments in the Company (rather than, e.g., investments in a particular game or a particular game developer); that the proceeds from the offering will be funds of the Company, to be used for general Company purposes (including, but not limited to, providing funds to developers to support the development of games that the Company has licensed for publication); and, to the extent funds of the Company will be provided to developers to support the development of games that the Company has licensed for publishing, those funds will be provided in portions over a resource schedule that covers the development period. As a result, the Company believes that its disclosure no longer raises an issue as to whether Double Fine Productions, the developer of Psychonauts 2, may be offering and selling securities to investors in the form of an investment contract.

3.	We note news reports published in December 2015 containing information regarding the development status of Psychonauts 2, yet are unable to locate corresponding disclosure in your document. For example, we note that the developers of Psychonauts 2 indicate that:

●	“The target window for the release of Psychonauts 2 is currently sometime near the end of 2018” (emph. added);

●	“the estimated budget for Psychonauts 2 is in the same ballpark as the original game’s — which he says was between $10 million and $13.5 million — and that the final budget will depend on the total amount of money raised...”; and

●	Double Fine Productions has a “funding partner” that appears to have committed to partially funding the game.

Response to Comment #3:

As to Bullet #1, above: As the Company discloses in the Second Amended Submission at page 40, the delivery date for Psychonauts 2, as agreed by the Company and Double Fine in their license agreement for Psychonauts 2, is no later than July 31, 2018. The Company has confirmed with Double Fine that there is no reason currently to expect that the game will be delivered later than that date. As a result, the Company is currently planning for the commercial release of Psychonauts 2 to occur on or about July 31, 2018, although the release date could be moved away from the delivery date in order to accommodate marketing plans that the Company does not expect to substantially finalize until early 2018, late-stage development adjustments and other matters. Given the foregoing, the Company is of the view that the Polygon statement, which is now over six months old, is not sufficiently material, due to its age, or sufficiently inaccurate, that it should be cited in the Company’s offering circular in order to be corrected. Instead, the Company believes that its current disclosure as to the agreed delivery date and the currently expected release date, as set forth above and included in the Second Amended Submission at page 41, is appropriately informative for investors.

Barbara C. Jacobs, Assistant Director
U.S. Securities and Exchange Commission
RE: Fig Publishing, Inc.
June 30, 2016

Page 3 of 11

As to Bullet #2, above: This press statement, from the same Polygon website article referred to above, does not distinguish between the amount that the Company and Double Fine have agreed is the minimum amount that should be spent to develop a commercially marketable version of Psychonauts 2, and the additional amount or amounts that Double Fine could choose to spend to further develop the game and make it more sophisticated and elaborate (and possibly, but not necessarily, more commercially successful). The Company has amended its disclosure in the Second Amended Submission at page 40 to distinguish between the minimum amount, as agreed by Double Fine and the Company, and the additional amount or amounts that Double Fine could choose to spend, and to clarify that specific terms have been agreed in the license agreement so that any extra expenditure on Double Fine’s part does not reduce the amount of Psychonauts 2 sales receipts that become available to the Company, including for the declaration of dividends to holders of Fig Game Shares – PSY2.

As to Bullet #3, above: It is the Company’s understanding that, at the time of this press statement, which is from the same Polygon website article referred to above, Double Fine was in advanced discussions with a third party for the provision of additional development funds for Psychonauts 2.. At that time, Double Fine and the Company believed, and since that time they have continued to believe, that Psychonauts 2 can be developed to a commercially marketable extent without any such additional funds, in reliance on the amounts available through the Fig crowdfunding campaign and on Double Fine’s resources. It is the Company’s understanding that Double Fine has since continued discussions with the original third party and opened discussions with new parties after the Fig crowdfunding campaign for Psychonauts 2 ended, but has not entered into any binding contract. The Company has revised its disclosure on page 40 of the Second Amended Submission to note the possibility that Double Fine may accept additional development funds for Psychonauts 2 from a third party.

4.	We note your response to prior comment 3, as well as your revised disclosure where you provide information on the number of games shipped on a historical basis, and the number of games developed during the past three years that were ultimately shipped. Since you present information on the total number of games shipped since inception, you should balance your disclosure to provide information on games that were developed but not ultimately published during this period.

Response to Comment #4:

In response to this comment, the Company has revised its disclosure on page 38 of the Second Amended Submission to provide information as to the number of games developed and the number of games shipped during the past three years.

Barbara C. Jacobs, Assistant Director
U.S. Securities and Exchange Commission
RE: Fig Publishing, Inc.
June 30, 2016

Page 4 of 11

5.	We note your revised disclosure in response to prior comment 3, where you state that “[e]very game that the Grasslands Developer has shipped over at least the last three years has recouped its development expenditure and generated a profit for its publisher or publishers.” Please substantiate this statement.

Response to Comment #5:

Double Fine provided this statement to the Company in writing in the course of the Company’s due diligence of Double Fine, and the statement is consistent with the Company’s understanding of Double Fine’s operations. Nevertheless, in the interest of resolving any potential remaining Staff concerns, the Company has removed the statement from the Second Amended Submission.

6.	We continue to evaluate your response to prior comment 4 and may have further comments.

Response to Comment #6:

Please let us know if the Staff has further questions or comments in regard to the prior response.

7.	We note your response to prior comment 5 and are unable to concur with your conclusion that the offerings should not be integrated on the basis that the safe harbor contained in Rule 251(c)(1) is applicable to this situation. However, as noted in your response, Release 33-9741 provides guidance on the potential integration of offerings conducted concurrently with, or close in time after, a Regulation A offering.

Response to Comment #7:

Please let us know if the Staff has further questions or comments in regard to possible integration issues.

Cover Page

8.	Briefly describe what the shares of Grasslands Game Shares represent from a legal perspective, which according to your disclosures is an interest in your Company as a whole, rather than a direct interest in the respective Pub Sub or the video game itself.

Response to Comment #8:

In light of this comment and other Staff comments, including Comment #12 herein, the Company has amended its disclosure to clarify that the securities being offered are non-voting preferred stock of the Company, that they have dividend terms separate and distinct from the dividend terms of the other series of preferred stock that the Company has issued or expects to issue, and different economic rights upon liquidation or dissolution or upon the disposition of a game share asset that has been the source of dividends or potential dividends for the securities. See the Second Amended Submission at page 54, under the heading “Description of Company Securities”.

Barbara C. Jacobs, Assistant Director
U.S. Securities and Exchange Commission
RE: Fig Publishing, Inc.
June 30, 2016

Page 5 of 11

In addition, the Company has also removed the concept of Pub Subs from its corporate and offering structures. As a result, the Company believes that its disclosure no longer raises a question as to what the securities being offered represent from a legal perspective, including whether they represent an interest in the Company, a Pub Sub or a video game.

Summary

The Company, page 1

9.	You state that “if the game generates sales receipts, under the publishing license [you] will receive a substantial portion of those receipts.” To the extent, you elect to describe the allocation of sales receipts, rather than referring to the portion of the receipts in a vague manner, revise to explain more specifically the revenue- sharing mechanism underlying the publishing agreement.

Response to Comment #9:

In light of this comment and other Staff comments, the Company has substantially revised the terms of the securities being offered and its planned use of proceeds from the offering. As a result, the Company has amended its disclosure throughout the Second Amended Submission, including to clarify its dividend policy and the extent to which a holder of a share from a particular series of the Company’s non-voting preferred stock may receive a dividend (see the Second Amended Submission at page 51), and to explain more specifically the revenue-sharing mechanism underlying the Company’s video game publishing or co-publishing license agreements (see the Second Amended Submission at page 25, in respect of all license agreements generally, and at page 37, in respect of the Psychonauts 2 license agreement with Double Fine in particular). The Company believes that its collection and allocation of game sales receipts is now substantially simpler and more straightforward.

Barbara C. Jacobs, Assistant Director
U.S. Securities and Exchange Commission
RE: Fig Publishing, Inc.
June 30, 2016

Page 6 of 11

10.	You state that you will pay “dividends to the holders of the associated Game Shares based on those [sales] receipts.” We also note your disclosure on page 49 stating that “if the game generates sales receipts on the licensed platforms, the Game Shares pay dividends based on those receipts.” Since the payment of dividends will serve as the mechanism to transfer economic value received through sales receipts, scenarios where dividends payments do not correlate to revenues generated through sales receipts should be clearly identified and explained throughout the filing. Accordingly, revise your disclosure to clarify, if true, that you are under no obligation to make such dividend payments, and briefly identify the circumstances under which you would be prohibited from making such payments, or may elect not to make such payments.

Response to Comment #10:

In light of this comment and other Staff comments, the Company has substantially revised the terms of the securities being offered and its planned use of proceeds from the offering. As a result, the Company has amended its disclosure throughout the Second Amended Submission, including to clarify its dividend policy and the extent to which a holder of a share from a particular series of the Company’s non-voting preferred stock may receive a dividend. See the Second Amended Submission at page 51.

11.	You state that each Pub Sub is expected to be a Delaware limited liability company and a wholly- owned subsidiary of the Company. Tell us what consideration you gave to briefly describing how each Pub Sub will be managed, and whether the Company will be the sole manager.

Response to Comment #11:

The Company has also removed the concept of Pub Subs from its corporate and offering structures. As a result, the Company believes that no further explanation or change of disclosure is required in response to this comment.

The Offering, page 6

12.	We note your response to prior comment 13, and your revised disclosure where you state that the Game Shares should not be viewed as traditional preferred stock. As you know, preferred stock is generally described as a stock giving its holder a preferential claim to dividends and to corporate assets upon liquidation. Please tell us why you believe that characterizing the shares being sold in this offering as “preferred” is an appropriate description of the underlying rights, preferences and privileges of such shares.

Response to Comment #12:

In light of this comment, the Company has revised its disclosure in the Second Amended Submission to remove references to “traditional” or non-traditional preferred stock. The Company is of the view that Fig Game Shares are appropriately characterized as preferred stock, because each separate series of Fig Game Shares will have a different liquidation preference (in that each series will have a preferential claim in liquidation to different game assets), the opportunity to be paid dividends based on different income streams and different economic rights upon the disposition of a game share asset that has been the source of dividends or potential dividends for the securities. See the section entitled “Description of Company Securities – Preferred Stock” at page 55 in the Second Amended Submission. See also, e.g., Shintom Co., Ltd. v. Audiovox Corp., 888 A.2d 225, 230 (Del. Sup. Ct. 2005), in which the Delaware Supreme Court held, inter alia, that the legal requirement that preferred stock have some bona fide preference over other stock was satisfied by a liquidation preference, although the stock did not also confer dividend rights).

Barbara C. Jacobs, Assistant Director
U.S. Securities and Exchange Commission
RE: Fig Publishing, Inc.
June 30, 2016

Page 7 of 11

Grasslands: the Game, the Developer, the Game Shares, page 5

13.	We note that Fig Grasslands, LLC has entered into a license agreement with Double Fine Productions, Inc. and you disclose that the Game Development Funding will be equal to 97.5% of the proceeds of the sale of the related Game Shares. Further, the Developer Royalty will be calculated based on a formula that depends in part on the size of the Game Development Funding. Please tell us in detail the accounting treatment of these transactions. Describe the accounting for both the initial and subsequent measurement for the funding. In addition, explain how you will measure and recognize revenue from the licensing agreement. Cite the accounting literature that supports your conclusion. Revise applicable sections within your filing.

Response to Comment #13:

The Company intends to account for its receipt of revenue from its license agreements as described under the heading “Accounting for a Particular Game’s Sales”, at page 53 of the Second Amended Submission, and as described below (with citations to the appropriate accounting literature included in the below):

Under ASC 985-20 and ASC 730-10, all costs incurred to establish the technological feasibility of a computer software product are research and development costs that are expensed when incurred. Accordingly, any funding provided to a developer to develop a licensed game will be expensed to research and development over the development period, as the development services are incurred. Any royalty payments due to the developer after completion of the product represent payments for the rights to publish, distribute, advertise, market, and promote the licensed game, and will be expensed.

The Company recognizes revenue when there is persuasive evidence of an arrangement, the product has been delivered to the customer, the collection of our fees is reasonably assured and the amount of fees to be paid by the customer is fixed or determinable.

Because the Company is the licensee in the license agreement with the developer, revenue will not be recognized until the Company sublicenses or sells the licensed game to third parties. Revenue recognition will be governed by the terms of those sublicense and sales agreements. Accordingly, no revenue will be recognized under the license agreement with the developer.

Barbara C. Jacobs, Assistant Director
U.S. Securities and Exchange Commission
RE: Fig Publishing, Inc.
June 30, 2016

Page 8 of 11

The Company is required to pay the developer a portion of the revenue generated from the licensed game. Depending on the sales contract, in some cases the developer may be the primary obligor with a third party, and in other cases the primary obligor may be the Company. Therefore, the Company may report revenue on a gross basis under some contracts and on a net basis under other contracts, depending on who is the primary obligor and which indicators are met for gross or net reporting under ASC 605-45.

In addition to the foregoing response, please note that the amount the Company will spend on development funding for a particular game is no longer based on the amount of proceeds received from the sale of related Game Shares, but is instead based on a pre-determined funding range set forth in the related license agreement, which will be specified by the Company from within the range after the Company’s assessment of the results of the related crowdfunding campaign.

14.	We note your response to prior comment 16 that you have revised your disclosures to clarify that cash receipts, rather than “revenue”, will be received by the Pub Subs. Clarify your disclosure to clearly describe the amount of cash that Pub Subs will receive. Consider adding examples that demonstrate how the amount of cash received by Pubs Subs is calculated. The disclosure should illustrate that cash receipts by the Pub Subs will be after the development royalty, distribution fee, selling expenses, and service fee have been paid. This disclosure should be prominent and clearly illustrated. In addition, add disclosure that describes how the Service Fee is determined and identify the terms that impact the percentage of the service fee.

Response to Comment #14:

In light of this comment and other Staff comments, the Company has substantially revised the terms of the securities being offered and its planned use of proceeds from the offering. As a result, the Company has amended its disclosure throughout the Second Amended Submission, including to remove the concept of Pub Subs from its corporate and offering structures; to clarify its dividend policy and the extent to which a holder of a share from a particular series of the Company’s non-voting preferred stock may receive a dividend (see the Second Amended Submission at page 51 under the heading “Our Dividend Policy”); and to disclose how it intends to account for its receipt of revenue from the sale of specific games, including in order to determine the amount available to its board of directors for the declaration of dividends in respect of specific series of Fig Game Shares (see the Second Amended Submission at page 53 under the heading “Accounting for a Particular Game’s Sales”). In addition, the Company has clarified how the Service Fee is determined and has identified the terms that impact the percentage of the Service Fee, see the Second Amended Submission at page 26. The Company believes that its collection, allocation and sharing of sales receipts is now substantially simpler and more straightforward than in the First Amended Submission.

Barbara C. Jacobs, Assistant Director
U.S. Securities and Exchange Commission
RE: Fig Publishing, Inc.
June 30, 2016

Page 9 of 11

In addition, at page 31 of the Second Amended Submission, the Company has added the following example of the collection and allocation of game sales receipts:

“Game retail price paid by customer to distributor:	$60.00
Minus distributor’s fee (typically 30% of retail price):	-18.00
Equals gross sales receipts paid to Fig by distributor:	$42.00

Minus Fig Service Fee (assuming 5%):	-2.10
$39.90

Minus Fig revenue share (assuming 30%):	-11.97
Equals developer’s revenue share (assuming 70%)	$27.93

In the example above, the amount available, from the sale of one $60 game, for dividends to holders of the related Fig Game Shares would be $11.97 minus the Fig expenses to be deducted pursuant to Fig’s dividend policy. For a detailed textual explanation of our dividend policy, see ‘Our Dividend Policy’.”

As a result of the foregoing, the Company believes that no further explanation or change of disclosure is required in response to this comment.

Plan of Distribution, page 52

15.	In your response to prior comment 15, you state that Messrs. Bailey and Chan meet all of the conditions of paragraph (a)(4)(ii) of Rule 3a4-1. Please provide us with your analysis for why you believe that the offering structure(s) described in your filing ensures that the named persons will comply with paragraph (a)(4)(ii)(C) of Rule 3a4-1.

Response to Comment #15:

The Company expects that each of Messrs. Bailey and Chan will participate in the selling or offering of securities of the Company more than once every 12 months. However, each will do so in compliance with the conditions of paragraph (a)(4)(ii)(C) of Rule 3a4-1, by restricting his participation to one or more of the following activities permitted under paragraph (a)(4)(iii) of Rule 3a4-1(a):

A.	Preparing written communications whose content has been approved by a director or officer of the Company and delivering such written communications through means that do not involve oral solicitation;

B.	Responding to inquiries of a potential purchaser, in a communication initiated by the potential purchaser, provided that that the content of such responses is limited to information contained in the applicable Form 1-A offering statement of the Company; and

C.	Performing ministerial or clerical work involved in effecting any securities transaction.

As a result, the Company believes its contemplated offering structure and the participation of Messrs. Bailer and Chan therein will comply with paragraph (a)(4)(ii)(C) of Rule 3a4-1.

Barbara C. Jacobs, Assistant Director
U.S. Securities and Exchange Commission
RE: Fig Publishing, Inc.
June 30, 2016

Page 10 of 11

Grasslands License Agreement, page 55

16.	You state that the “Maximum Game Development Funding Amount” is 97.5% of $15,000,000. However, the maximum offering amount is $10M. Please revise or advise.

Response to Comment #16:

In light of this comment and other Staff comments, the Company has substantially revised the terms of the securities being offered and its planned use of proceeds from the offering. As a result, the Company has amended its disclosure throughout the Second Amended Submission, including to clarify that the Company will support the development of Psychonauts 2 with funds from its general account, rather than proceeds of the offering, and that that the maximum offering amount is $3 million.

The Grasslands Developer, page 56

17.	We note your disclosure on page 27 stating that “in the past the Grasslands Developer has encountered unanticipated problems, expenses and delays in developing certain of its games in the past.” We also note an interview with the software developer stating that during the development of the original game the developer came “within a week of going out of business.” Please expand your discussion in this section to address material financial and business challenges experienced by the developer in this regard.

Response to Comment #17:

The Company is of the view that game developers generally may encounter unanticipated problems, expenses and delays in developing certain of their games. As a result, we have addressed this issue in “Risk Factors”, at page 8 of the Second Amended Submission. In addition, in the section of the offering circular entitled “The Current Game and the Developer”, we have discussed the issues that Double Fine has had with game development that we consider to be of material interest to investors, including issues related to the development of Broken Age. The quotation in the comment regarding a time when Tim Schafer of Double Fine thought Double Fine was “within a week of going out of business” is, the Company believes, from a Polygon website article dated May 20, 2015. That article states more fully:

“There were times early in the life of Double Fine when the company looked to be doomed. Its first game, Psychonauts, was to be published by Microsoft, but the hardware manufacturer pulled out late in development. Schafer kept with his team, burning through funds while finding a new publisher. He says he came ‘within a week of going out of business.’”

The original Psychonauts was developed in 2005, over 10 years ago, and was at the time the only source of funding for Double Fine. Double Fine is now, to the Company’s knowledge, a more mature business, handling multiple game developments at a time, working with a variety of publishers, as well as engaging in self-publishing, and benefiting from has multiple revenue streams. The Company does not believe the story behind the quotation in the comment is sufficiently recent or relevant to Double Fine’s current state of operations to be material to prospective investors, and as a result the Company has not disclosed and discussed it in the Second Amended Submission.

Barbara C. Jacobs, Assistant Director
U.S. Securities and Exchange Commission
RE: Fig Publishing, Inc.
June 30, 2016

Page 11 of 11

You state that “Grasslands will be a sequel to Psychonauts, one of Grasslands Developer’s most successful games, which has had sales of over 1,000,000 units.” We also note interviews with the software developer where he describes past games as always selling “moderately well.” Your disclosure should be revised to provide a more balanced and detailed description of the financial performance of the original game.

Response to Comment #18:

The Company has confirmed with Double Fine that Psychonauts remains one of Double Fine’s most successful games, and has had sales of over 1,000,000 units. The quotation in the comment regarding Tim Schafer of Double Fine describing past Double Fine games as always selling “moderately well” is, the Company believes, from the same Polygon website article cited above, dated May 20, 2015. The Company does not believe that Mr. Schafer’s reported characterization of sales is necessarily inconsistent with a sales level of 1,000,000 units. Nevertheless, the Company notes that Double Fine’s sales level for Psychonauts was achieved over a number of years, including early years when the sales rates were not high. The Company has amended its disclosure to discuss these aspects of Psychonauts sales results over time. See the Second Amended Submission at page 37.

* * * * *

In addition to the foregoing, on behalf of the Company, we acknowledge that:

●	Should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact me at any time at (646) 895-7112 (direct), (212) 370-1300 (reception), or (917) 882-2727 (mobile), or at my email address, rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

cc:	Ivan Griswold, U.S. Securities and Exchange Commission

Justin Bailey, Fig Publishing, Inc.